UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-06549

American Science and Engineering, Inc.

(Exact name of registrant as specified in its charter)

829 Middlesex Turnpike

Billerica, Massachusetts 01821

(978) 262-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.66 2/3 PER SHARE

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.*

*On September 9, 2016, pursuant to the Agreement and Plan of Merger, dated June 20, 2016, among OSI Systems, Inc. (“OSI”), Apple Merger Sub, Inc. (“Merger Sub”) and American Science and Engineering, Inc. (the “Company”), Merger Sub merged with and into the Company, with the Company being the surviving entity (the “Merger”). As a result of the Merger, the Company became a wholly owned subsidiary of OSI.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Science and Engineering, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN SCIENCE AND ENGINEERING, INC.

Date:	October 7, 2016	By:	/s/ Alan Edrick
		Name:	Alan Edrick
		Title:	Treasurer